

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 13, 2016

<u>Via E-mail</u>
Mark T. Lynn
Chief Executive Officer
Denim.LA, Inc.
899 Beverly Blvd., Suite 600
West Hollywood, CA 90069

> **Re: Denim.LA, Inc.**
> **Amendment No. 2 to**
> **Offering Statement on Form 1-A**
> **Filed June 9, 2016**
> **File No. 024-10535**

Dear Mr. Lynn:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 6, 2016 letter.

General

1.   We partially reissue prior comment 1. Please revise the cover page and the Form 1-A throughout to include in this offering the common stock underlying the Series A preferred stock.

Exhibits

2.   We note your disclosure on page 14 that you have obtained waivers from all major shareholders regarding their right of first offer. Please file these waivers as exhibits or tell us why you are not required to do so. See Item 17(6)(b)(i) of Form 1-A.

You may contact Jonathan Burr at (202) 551-5833 or Pamela Howell at (202) 551-3357 with any questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining

cc: Andrew Stephenson
        KHLK LLP